Christopher A. Wilson Partner cwilson@wbc-law.com Licensed in California Whitney De Agostini Senior Counsel whitney@wbc-law.com Licensed in California	www.wbc-law.com

Gilbert J. Bradshaw

Partner

gil@wbc-law.com

Licensed in New York

William L Horn

Partner

william@wbc-law.com

Licensed in California

Ashley L. Duran

Associate Attorney

aduran@wbc-law.com

Licensed in the District of Columbia

December 16, 2020

Re: IdentifySensors Biologics Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed December 4, 2020

File No. 024-11354

Dear Ms. Harkins and Ms. Tillan:

We are counsel to IdentifySensors Biologics Corp., a Delaware corporation (the “Company”), and have prepared this letter on behalf of the Company to address each of the comments set forth in the staff’s comment letter dated December 11, 2020. The Company has revised the Offering Circular on Form 1-A (File No. 024-11354) (the “Offering Circular”) in response to the aforementioned comment letter and is filing Amendment No. 3 to the Offering Circular (“Amendment No. 3”) concurrently with this letter. Set forth below are the staff’s comments (in bold) and the Company’s respective responses. A copy of Amendment No. 3 marked to show all changes is attached hereto for your convenience.

Amendment No. 2 to Form 1-A filed on December 4, 2020

Product Development & Implementation, page 30

1.	We note that your response to comment 14 indicates that you have revised the disclosure to disclose other pathogens detected with the Company’s technology in response to our comment. However, it appears that you have not disclosed the extent of any studies or development to date for multiplexed detection. We reissue comment 14.

The Company has revised the Form 1-A in Amendment No. 3 to remove any multiplexed detection. The Company’s original Form 1-A contained references to external studies that Comment No. 5 of the staff’s original comment letter dated November 23, 2020 requested we remove. Accordingly, since multiplexed detection is not a material part of the Company’s business plan for the foreseeable future, we have removed references to multiplexed detection entirely.

Main Office: 18818 Teller Ave., Suite 115, Irvine, CA 92612

New York Office: 45 Rockefeller Plaza, Suite 2000, New York, NY 10111

Tel: (917) 830-6517 / Fax: (917) 791-8877

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

2.	We note that your response to comment 19 indicates that you have revised the “Plan of Operations” section. However, it appears that you have not made any revisions to the MD&A section in regards to your plan of operations. We reissue comment 19.

The Company has revised the MD&A Section to provide more detail regarding the Company’s 12-month operating plan and included a statement indicating that the proceeds from the offering will satisfy the Company’s cash requirements for the next six months to implement the plan of operations.

Parts II and III

Financial Statements

Note 6. Subsequent Events, page F-10

3.	Please explain to us why you deleted the subsequent event related to adopting a stock incentive plan on July 1, 2020 and granting options.

We have reviewed your comment and our deletion and have concluded this subsequent event was simply deleted by mistake and has been reincluded in the Amendment No. 3 to the Form 1-A filed herewith.

Sincerely,

/s/Gilbert J. Bradshaw, Managing Partner

Encl. Amendment No. 3 to Form 1-A